FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.	**0001060764**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 7, 2005, Series 2005-L1	**333-120706**

Name of Person Filing the Document
(If Other than the Registrant)

05057402

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2005

INDYMAC ABS, INC.

By: [signature]
Name: **Isaac Carrillo**
Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Preliminary Term Sheet

$245,250,000 (Approximate)

IndyMac Trust 2005-L1

Mortgage Backed Certificates, Series 2005-L1

IndyMac Bank®

Seller and Master Servicer

IndyMac ABS, Inc.
Depositor

June 2, 2005

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation. The Information does not include all material information about the securities or the mortgage pool. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any information herein regarding the collateral or the securities will be supplemented by information regarding the collateral and/or the securities contained in the prospectus and the prospectus supplement (Offering Documents) and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision.

$245,250,000 (Approximate)
INDYMAC TRUST 2005-L1,
MORTGAGE BACKED CERTIFICATES, SERIES 2005-L1

Characteristics of the Certificates (1)(2)

Class	Original Principal Balance	Coupon	Tranche Type	WAL to call (yrs)	Principal Lockout/ Window (mos)	Final Scheduled Payment Date	Expected Ratings (Mdy's/S&P)
A	$242,000,000	(3)(4)	Senior	2.34	0 / 56	3/25/10	Aaa/AAA (5)
M	$3,250,000	(3)(4)	Mezzanine	4.05	37 / 19	3/25/10	Baa3/--
B (6)	$4,750,000	(3)(4)	Subordinate	N/A	N/A	N/A	Ba2/--

Notes:

(1) The Certificates will be priced assuming a 25% CPR and a 10% Optional Termination.

(2) Class sizes are subject to a 10% variance.

(3) The least of (a) One-month LIBOR plus the related margin, (b) the Net WAC Rate and (c) the Maximum Cap Rate.

(4) The margin on the Class A Certificates will double after the first possible Optional Termination Date. The margin on each of the Class M and the Class B Certificates will increase to a 1.5 multiple after the first possible Optional Termination Date.

(5) The Class A Certificates will benefit from a FGIC insurance policy that will provide a 100% guaranty of ultimate principal and timely interest.

(6) The Class B Certificates will not be offered hereby.

Seller and Master Servicer:	IndyMac Bank, F.S.B.
Depositor:	IndyMac ABS, Inc.
Trust:	IndyMac Trust 2005-L1 (the "Trust" or the "Issuer").
Custodian and Trustee:	Deutsche Bank National Trust Company.
Lead Manager:	Bear, Stearns and Co. Inc.
Co-Manager:	Lehman Brothers Inc.
Class A Certificate Insurer:	Financial Guaranty Insurance Company ("FGIC").
The Certificates:	The IndyMac Loan Trust 2005-L1 Mortgage Backed Certificates will consist of the following classes of Certificates: the Class A Certificates; the Class M Certificates and the Class B Certificates (together with the Class M Certificates, the "Mezzanine Certificates"). The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates.
Non-Offered Certificates:	Class B, Class C Certificates and Class R Certificates.
Federal Tax Status:	The trust will be established as one or more REMICs for U.S. federal income tax purposes.
Registration:	The Class A Certificates and the Class M Certificates will be available in book-entry form through DTC.
Denominations:	For the Class A Certificates minimum denominations of $25,000 and multiples of $1 in excess thereof; and for the Class M Certificates minimum denominations of $50,000 and multiples of $1 in excess thereof.
Statistical Calculation Date:	May 1, 2005.
Cut-off Date:	June 1, 2005.
Closing Date:	June [14], 2005.
Distribution Date:	The 25th day of each month (or, if such day is not a Business Day, on the first Business Day thereafter) commencing in July 2005.
Record Date:	The business day immediately preceding the applicable Distribution Date.
ERISA Eligibility:	The Certificates will not be ERISA Eligible.

SMMEA Eligibility: None of the Certificates will be "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised (the "Optional Termination Date") if the aggregate principal balance of the Mortgage Loans is less than 10% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and amounts on deposit in the Pre-Funding Account on the Closing Date.

Pricing Prepayment Speed: The Certificates will be priced based on a constant prepayment speed of 25% CPR.

The Mortgage Loans: On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, residential lot loans (the "Mortgage Loans") will be delivered to the trust. The information set forth herein, unless otherwise stated is calculated as of the Statistical Calculation Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 1,360 Mortgage Loans with an aggregate scheduled principal balance as of the Statistical Calculation Date of approximately $217,764,622.

The aggregate principal balance of the Mortgage Loans included in the trust on the Closing Date is expected to be approximately $[225,000,000]. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to the trust on the closing Date will not vary from the foregoing balances by more than plus or minus 5%.

Pre-Funding Account: At closing, the seller will deposit approximately $[25,000,000] into a pre-funding account, to be used to acquire subsequent Mortgage Loans from the seller during the pre-funding period. The purchase of subsequent Mortgage Loans will occur only during the pre-funding period, which will terminate upon the earlier of (a) the date on which the remaining pre-funding amount is less than $100,000 and (b) the close of business on August [ ], 2005.

Pass-Through Rate: On each Distribution Date, the Pass-Through Rate for each of the Certificates will be equal to the lesser of (a) the "Formula Rate" and (b) the Net WAC Rate. The "Formula Rate" for the Class A Certificates, Class M Certificates and Class B Certificates will be the lesser of (a) One-month LIBOR plus a related margin and (b) the Maximum Cap Rate. After the first possible Optional Termination Date, the margin on the Class A Certificates will double, and the margin on the Class M Certificates and Class B Certificates will increase to a 1.5 multiple.

Accrual Period: On each Distribution Date, the Accrual Period for the Certificates will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Due Period: For any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period: For any Distribution Date, the period commencing on the day after the 15th day in the month preceding the month in which such Distribution Date occurs (or, in the case of the first Distribution Date, from the Cut-off Date, or if such 15th day is not a business day, the business day preceding such 15th day) and ending on the 15th day of the calendar month in which such Distribution Date occurs.

Net WAC Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans and 0% for the pre-funded amounts (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less the rate at which the premium payable to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date).

Maximum Cap Rate: For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Net Mortgage Rates of the Mortgage Loans and 0% for pre-funded amounts (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) less the rate at which the premium to the Class A Certificate Insurer is calculated (multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Expense Adjusted Net Mortgage Rate: For any Mortgage Loan for any Distribution Date will be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Expense Adjusted Maximum Net Mortgage Rate: For any Mortgage Loan for any Distribution Date will be a per annum rate equal to the applicable maximum mortgage rate for such Mortgage Loan (if such Mortgage Loan is an adjustable rate Mortgage Loan) or the applicable Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a fixed rate Mortgage Loan), in either such case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Trustee Fee Rate and (ii) the Servicing Fee Rate.

Net WAC Rate Carryover Amount: With respect to the Certificates and any Distribution Date, an amount equal to the sum of (i) the excess of (x) the amount of interest such class of Certificates would have accrued for such Distribution Date had the related Pass-Through Rate been the related Formula Rate, over (y) the amount of interest such class of Certificates accrued for such Distribution Date at the related Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount for such class from the prior Distribution Date together with interest accrued on such unpaid portion for the most recently ended Accrual Period at the Formula Rate applicable for such class for such Accrual Period.

Trustee Fee Rate: [0.010]% per annum on the outstanding principal balance of the Mortgage Loans.

Servicing Fee Rate: [0.250]% per annum on the outstanding principal balance of the Mortgage Loans.

Monthly Interest Distributable Amount: The Monthly Interest Distributable Amount for each class of the Certificates on any Distribution Date will be equal to interest accrued during the related Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Relief Act (in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates).

Unpaid Interest Shortfall Amount: For any class of Certificates, (i) on the first Distribution Date, zero, and (ii) on any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (ii)(a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Interest Accrual Period.

Credit Enhancement: The Certificates will benefit from the following credit enhancement mechanisms, each of which is intended to provide credit support for the Certificates with a higher payment priority:

1) Initial Subordination

Class A	3.20%
Class M	1.90%
Class B	0.00%

2) Overcollateralization

At Closing	0.00%
Target	[1.40]% of aggregate principal pool balance plus the pre-funding amount on the Closing Date
Floor	[0.50]% of aggregate principal pool balance plus the pre-funding amount on the Closing Date
Stepdown	[2.80]% of current aggregate principle pool balance

3) Excess Spread — See page [16] herein

4) Class A Certificate Policy
The Class A Certificates will benefit from a FGIC insurance policy (the "Policy") that will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall, prepayment interest shortfall or Relief Act shortfall).

Allocated Realized Loss Amount:

On any Distribution Date, Realized Losses on the Mortgage Loans will first be absorbed by the Overcollateralization Amount. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A, Class M and Class B Certificates after giving effect to principal distributions on such date exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus any amounts remaining in the Pre-funding Account, such excess (the "Allocated Realized Loss Amount") will be allocated in the following order: to the Class B Certificates and the Class M Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates. Once Realized Losses are allocated to the Class B and Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class B and Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Realized Loss: With respect to any liquidated Mortgage Loan, is the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all Net Liquidation Proceeds in respect of such Mortgage Loan.

Net Liquidation Proceeds: For any Mortgage Loan in respect of which the Master Servicer has determined, in accordance with the servicing procedures and the servicing standard specified in the Pooling and Servicing Agreement, as of the end of the related Prepayment Period, that all proceeds which it expects to recover with respect to the liquidation of the Mortgage Loan or disposition of the related REO Property have been recovered or any other disposition of related Mortgaged Property (including REO Property) the related liquidation proceeds net of advances, servicing advances, servicing fees and any other accrued and unpaid servicing fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property.

Stepdown Date: The later to occur of (a) the Distribution Date in July 2008 (the 37th Distribution Date), and (b) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose after taking into account principal received or advanced on the Mortgage Loans which is part of Available Funds for such distribution Date but before the distribution of the principal distribution amount to the Certificates then entitled to distributions of principal on such Distribution Date) is equal to or greater than approximately [9.20]%.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Interest

Amounts received in respect of interest collections on the mortgage loans will be applied in the following order of priority:

1) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for the premium payable in respect of the Class A Insured Certificates;
2) Fees and expenses of the Master Servicer and the Trustee;
3) To the Class A Certificateholders, concurrently, the Monthly Interest Distributable Amount plus any Unpaid Interest Shortfall Amount;
4) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amounts owing to the Class A Certificate Insurer under the Insurance Agreement;
5) To the Class M Certificateholders, the Monthly Interest Distributable Amount; and
6) To the Class B Certificateholders, the Monthly Interest Distributable Amount.

Principal

Amounts received in respect of principal collections from the mortgage loans (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificateholders, until paid in full;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, until paid in full; and
4) To the Class B Certificateholders, until paid in full.

On and after the Stepdown Date (if a Trigger Event is not in effect)

1) To the Class A Certificateholders, the Class A Principal Distribution Amount until the certificate principal balance of such class has been reduced to zero;
2) To the Class A Certificate Insurer, the amount owing to the Class A Certificate Insurer under the Insurance Agreement for reimbursement for prior claims paid under the Policy and any other amount owing to the Class A Certificate Insurer under the Insurance Agreement, to the extent not paid pursuant to clause (4) under the Interest Payment Priority;
3) To the Class M Certificateholders, the Class M Principal Distribution Amount until the certificate principal balance of such class has been reduced to zero; and
4) To the Class B Certificateholders, the Class B Principal Distribution Amount until the certificate principal balance of such class has been reduced to zero.

Net Monthly Excess Cashflow
Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) Beginning with the Distribution Date in October 2005, to the holders of the Certificates then entitled to receive principal, additional principal until the Overcollateralization Target is reached;
2) To the Class M Certificateholders, any Unpaid Interest Shortfall Amount;
3) To the Class M Certificateholders, any Allocated Realized Loss Amount;
4) To the Class B Certificateholders, any Unpaid Interest Shortfall Amount;
5) To the Class B Certificateholders, any Allocated Realized Loss Amount;
6) To the Class A Certificateholders, any Net WAC Rate Carryover Amount;
7) To the Class M Certificateholders, any Net WAC Rate Carryover Amount;
8) To the Class B Certificateholders, any Net WAC Rate Carryover Amount;
9) Any remaining amounts to the holder of the residual security.

Class A Principal Distribution Amount:

For any Distribution Date will be an amount equal to the lesser of (i) the principal distribution amount and (ii) the excess, if any, of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.80]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class M Principal Distribution Amount:

For any Distribution Date will be an amount equal to the lesser of (i) the principal distribution amount remaining after payment to the Class A Certificates and (ii) excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the distribution of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.40]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Class B Principal Distribution Amount:

For any Distribution Date will be an amount equal to the lesser of (i) the principal distribution amount remaining after the payment to the Class A Certificates and the Class M Certificates and (ii) the excess, if any, of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and the Class M Certificates (after taking into account the distribution of the Class A Principal Distribution Amount and the Class M Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [97.20]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor Amount.

Trigger Event:

With respect to each Distribution Date, a Trigger Event will be in effect if any of the following has occurred:

(i) for any Distribution Date occurring from and including July 2008 to, but not including, July 2010, the Mortgage Loans delinquent 60 days or more, in bankruptcy, in foreclosure or that have become REO Properties exceed [3.00]% of the aggregate principal balance of the Mortgage Loans and amounts on deposit in the Pre-Funding Account,

(ii) for any Distribution Date on and after July 2010, the Mortgage Loans delinquent 60 days or more or that have become REO Properties exceed [4.50]% of the aggregate principal balance of the Mortgage Loans and amounts on deposit in the Pre-Funding Account, or

(iii) for any Distribution Date, the cumulative amount of Realized Losses incurred on the Mortgage Loans (reduced by the aggregate amount of Subsequent Recoveries received since the Cut-off Date through the last day of the related Due Period) exceeds the applicable amount set forth below:

July 2008 to June 2009	1.75% with respect to July 2008, plus an additional 1/12th of 0.75% for each month thereafter.
July 2009 to June 2010	2.50% with respect to July 2009, plus an additional 1/12th of 0.50% for each month thereafter.
July 2010 and thereafter	3.00%

Overcollateralization Amount:

For any Distribution Date is the amount, if any, by which (i) the aggregate principal balance of the Mortgage Loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) plus amounts on deposit in the Pre-Funding Account exceeds (ii) the aggregate Certificate Principal Balance of the Certificates as of such Distribution Date after giving effect to distributions to be made on such Distribution Date.

Overcollateralization Floor Amount: 0.50% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the pre-funding amount on the Closing Date.

Target Overcollateralization Amount: (a) For each Distribution Date prior to October 2005, 0%, (b) for each other Distribution Date prior to the Stepdown Date, [1.40]% of the sum of the initial aggregate principal balance as of the Cut-off Date and the pre-funding amount as of the Closing Date, (c) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the greater of (i) [2.80]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (ii) the Overcollateralization Floor Amount and (d) for each Distribution Date on or after the Stepdown Date and on which a Trigger Event is in effect, the Target Overcollateralization Amount for the immediately preceding Distribution Date.

Spread Holiday: The holder of the residual interest certificate will be entitled to excess cash flow, after covering losses and interest shortfalls, for the July 2005, August 2005 and September 2005 distribution dates (each, a "Spread Holiday Payment") and such excess cash flow will not be used to reach the Target Overcollateralization Amount on such Distribution Dates.

Servicer Advances: The Servicer will be required to advance delinquent interest and principal until deemed non-recoverable.

Prepayment Sensitivity Tables

Class A *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.22	3.14	2.72	**2.34**	1.73	1.20
Modified Duration (years)	3.85	2.90	2.52	**2.18**	1.63	1.15
First Principal Payment	7/25/05	7/25/05	7/25/05	**7/25/05**	7/25/05	7/25/05
Last Principal Payment	3/25/10	3/25/10	3/25/10	**2/25/10**	1/25/10	8/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	57	57	57	**56**	55	38
Illustrative Yield @ Par (30/360)	3.38%	3.38%	3.38%	**3.38%**	3.38%	3.38%

Class A *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.22	3.14	2.72	**2.35**	1.74	1.28
Modified Duration (years)	3.85	2.90	2.52	**2.18**	1.64	1.21
First Principal Payment	7/25/05	7/25/05	7/25/05	**7/25/05**	7/25/05	7/25/05
Last Principal Payment	3/25/10	3/25/10	3/25/10	**3/25/10**	3/25/10	3/25/10
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	57	57	57	**57**	57	57
Illustrative Yield @ Par (30/360)	3.38%	3.38%	3.38%	**3.38%**	3.38%	3.39%

Class M *(to call)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.75	4.70	4.36	**4.05**	3.69	3.20
Modified Duration (years)	4.01	3.97	3.72	**3.48**	3.21	2.83
First Principal Payment	2/25/10	7/25/09	7/25/08	**8/25/08**	9/25/08	8/25/08
Last Principal Payment	3/25/10	3/25/10	3/25/10	**2/25/10**	1/25/10	8/25/08
Principal Lockout (months)	55	48	36	**37**	38	37
Principal Window (months)	2	9	21	**19**	17	1
Illustrative Yield @ Par (30/360)	6.18%	6.18%	6.18%	**6.18%**	6.18%	6.18%

Class M *(to maturity)*

Prepayment Speed Assumption (CPR):	0.00%	12.50%	18.75%	25.00%	37.50%	50.00%
Average Life (years)	4.75	4.70	4.36	**4.06**	3.70	3.63
Modified Duration (years)	4.01	3.97	3.72	**3.49**	3.22	3.17
First Principal Payment	2/25/10	7/25/09	7/25/08	**8/25/08**	9/25/08	12/25/08
Last Principal Payment	3/25/10	3/25/10	3/25/10	**3/25/10**	2/25/10	6/25/09
Principal Lockout (months)	55	48	36	**37**	38	41
Principal Window (months)	2	9	21	**20**	18	7
Illustrative Yield @ Par (30/360)	6.18%	6.18%	6.18%	**6.18%**	6.18%	6.34%

Net WAC Cap

(Actual/360; 25% CPR; No Loss)

Month	Indices @ Spot (%)	Indices @ 15.00% (%)	Month	Indices @ Spot (%)	Indices @ 15.00% (%)
1	6.0007	6.0007	29	6.7537	11.3079
2	5.8074	5.8074	30	6.9795	11.6852
3	6.6323	9.5471	31	6.7550	11.3087
4	6.9287	10.6756	32	6.7557	11.3091
5	6.7716	10.4056	33	7.2223	12.0895
6	6.9983	10.7530	34	6.7571	11.3898
7	6.7760	10.4459	35	6.9831	11.8111
8	6.7770	10.4463	36	6.7586	11.4306
9	7.5042	11.5661	37	6.9846	11.8121
10	6.7920	10.5202	38	6.7542	11.4316
11	7.0214	10.9179	39	6.7515	11.4321
12	6.7953	10.5661	40	6.9766	11.8136
13	7.0223	10.9187	41	6.7516	11.4325
14	6.7961	10.5670	42	6.9767	11.8136
15	6.7965	10.5674	43	6.7517	11.4326
16	7.0235	10.9955	44	6.7517	11.4326
17	6.7974	10.6862	45	7.4752	12.6575
18	7.0244	11.0428	46	6.7518	11.4326
19	6.7983	10.6871	47	6.9769	11.8137
20	6.7988	10.6875	48	6.7532	11.4343
21	7.5277	11.8331	49	6.9784	11.8155
22	6.7496	11.1254	50	6.7533	11.4343
23	6.9751	11.5479	51	6.7534	11.4343
24	6.7507	11.1758	52	6.9785	11.8155
25	6.9763	11.5487	53	6.7534	11.4344
26	6.7519	11.1765	54	6.9786	11.8156
27	6.7525	11.1769	55	6.7535	11.4344
28	6.9782	11.6331	56	6.7536	11.4344

Note: Spot Index values are as follows: 1m L (3.11125%); 1yr Treasury (3.3300 %); 6m L (3.5300%) and FVA (2.5000%)

Excess Spread*

Month	Indices @ Spot (%)	Indices @ Forward (%)	Month	Indices @ Spot (%)	Indices @ Forward (%)
1	1.3577	1.3577	29	3.4600	3.5986
2	2.4947	2.3074	30	3.5718	3.7578
3	3.3358	3.1722	31	3.4564	3.6186
4	3.5223	3.3238	32	3.4545	3.6271
5	3.4852	3.2670	33	3.6802	3.9328
6	3.6071	3.4399	34	3.4506	3.6407
7	3.5052	3.3729	35	3.5626	3.7944
8	3.5146	3.4392	36	3.4465	3.6436
9	3.8610	3.9156	37	3.5585	3.7917
10	3.5419	3.5957	38	3.4378	3.6204
11	3.6558	3.7866	39	3.4683	3.6450
12	3.5426	3.6513	40	3.5815	3.7954
13	3.6538	3.7996	41	3.4683	3.6421
14	3.5405	3.6560	42	3.5816	3.7883
15	3.5394	3.6486	43	3.4684	3.6316
16	3.6507	3.7883	44	3.4685	3.6267
17	3.5371	3.6320	45	3.8080	4.0791
18	3.6485	3.7572	46	3.4686	3.6226
19	3.5347	3.5904	47	3.5818	3.7746
20	3.5335	3.5692	48	3.4700	3.6195
21	3.8703	3.9897	49	3.5832	3.7700
22	3.4713	3.5941	50	3.4701	3.6139
23	3.5829	3.7320	51	3.4702	3.6116
24	3.4683	3.5763	52	3.5834	3.7689
25	3.5799	3.7211	53	3.4703	3.6157
26	3.4651	3.5740	54	3.5835	3.7689
27	3.4634	3.5785	55	3.4703	3.6118
28	3.5752	3.7369	56	3.4704	3.6095

*** Selected Assumptions:**

1) Spot and Forward Index values as of 5/27/05.
2) 25% CPR.
3) No Loss.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Summary

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Total Number of Loans		1,360
Total Outstanding Loan Balance		$217,764,622.18
Current WA Coupon		6.483%
WA Margin *(Adjustable only)*		4.793%
WA Maximum Rate *(Adjustable only)*		12.322%
WA First Periodic Cap *(Adjustable only)*		4.434%
WA Periodic Cap *(Adjustable only)*		1.013%
WA Seasoning (months)		3
WA Remaining Term (months)		53
WA CLTV		76.55%
WA Current FICO		727
Lien Position (% first / % junior)		100%/ 0%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	45.65%
	FL	11.65%
	HI	7.93%

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Current Principal Balances

Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	42	833,932.43	0.38
25,000.01 - 50,000.00	181	6,884,727.08	3.16
50,000.01 - 75,000.00	191	11,850,478.92	5.44
75,000.01 - 100,000.00	152	13,412,587.90	6.16
100,000.01 - 200,000.00	410	59,440,086.12	27.30
200,000.01 - 300,000.00	251	63,641,774.02	29.23
300,000.01 - 400,000.00	57	19,882,942.74	9.13
400,000.01 - 500,000.00	49	22,578,889.54	10.37
500,000.01 - 600,000.00	10	5,595,550.40	2.57
600,000.01 - 700,000.00	6	3,869,881.51	1.78
700,000.01 - 800,000.00	3	2,184,713.32	1.00
800,000.01 - 900,000.00	4	3,288,864.20	1.51
900,000.01 - 1,000,000.00	3	2,874,589.30	1.32
1,400,000.01 - 1,500,000.00	1	1,425,604.70	0.65
Total:	**1,360**	**217,764,622.18**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 40.00	11	1,586,725.56	0.73
40.01 - 45.00	6	749,649.22	0.34
45.01 - 50.00	15	2,598,992.37	1.19
50.01 - 55.00	11	1,537,238.56	0.71
55.01 - 60.00	20	4,106,745.82	1.89
60.01 - 65.00	35	12,290,455.72	5.64
65.01 - 70.00	128	34,664,183.24	15.92
70.01 - 75.00	286	49,854,685.07	22.89
75.01 - 80.00	394	53,079,087.75	24.37
80.01 - 85.00	232	34,032,561.76	15.63
85.01 - 90.00	222	23,264,297.11	10.68
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 8.80%
Maximum: 90.00%
Weighted Average: 76.51%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	1,353	216,594,886.60	99.46
Rate/Term Refinance	6	1,064,166.91	0.49
Cash Out Refinance	1	105,568.67	0.05
Total:	**1,360**	**217,764,622.18**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Arizona	69	10,183,077.15	4.68
Arkansas	2	60,210.16	0.03
California	488	99,400,547.49	45.65
Colorado	52	7,555,464.28	3.47
Connecticut	12	1,483,713.78	0.68
Delaware	2	447,031.76	0.21
Florida	212	25,361,787.91	11.65
Georgia	20	2,292,001.11	1.05
Hawaii	65	17,269,655.58	7.93
Idaho	26	2,149,232.06	0.99
Illinois	8	922,695.69	0.42
Indiana	11	657,495.52	0.30
Iowa	1	122,255.49	0.06
Kansas	1	33,579.78	0.02
Kentucky	3	554,941.57	0.25
Louisiana	3	155,491.71	0.07
Maine	8	1,232,239.39	0.57
Maryland	6	1,463,281.61	0.67
Massachusetts	8	1,175,309.90	0.54
Michigan	8	1,329,744.16	0.61
Minnesota	1	75,000.00	0.03
Mississippi	1	183,750.00	0.08
Missouri	3	189,970.82	0.09
Montana	12	1,248,064.17	0.57
Nebraska	1	37,710.00	0.02
Nevada	26	5,539,789.38	2.54
New Hampshire	1	105,750.00	0.05
New Jersey	11	2,243,215.55	1.03
New Mexico	18	1,329,270.91	0.61
New York	21	5,587,386.13	2.57
North Carolina	19	2,051,915.60	0.94
North Dakota	1	50,828.65	0.02
Ohio	12	849,318.06	0.39
Oklahoma	3	83,303.17	0.04
Oregon	35	4,314,309.45	1.98
Pennsylvania	10	641,982.86	0.29

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Geographic Distribution(Continued)

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Rhode Island	1	225,036.28	0.10
South Carolina	14	1,448,773.88	0.67
South Dakota	1	43,967.58	0.02
Tennessee	8	561,705.47	0.26
Texas	31	2,990,232.23	1.37
Utah	26	3,728,927.69	1.71
Vermont	4	133,855.04	0.06
Virginia	23	3,218,598.17	1.48
Washington	65	6,481,328.52	2.98
West Virginia	2	53,181.42	0.02
Wisconsin	2	90,591.64	0.04
Wyoming	3	407,103.41	0.19
Total:	**1,360**	**217,764,622.18**	**100.00**

Current FICO Scores

Range of FICO Scores	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
600 – 619	2	93,600.00	0.04
620 – 639	30	2,312,145.64	1.06
640 – 659	60	7,079,518.85	3.25
660 – 679	101	13,923,711.20	6.39
680 – 699	189	32,312,975.86	14.84
700 – 719	260	40,299,288.74	18.51
720 – 739	214	35,943,265.99	16.51
740 – 759	207	36,516,319.35	16.77
760 – 779	166	29,286,127.66	13.45
780 – 799	96	14,884,910.96	6.84
800 – 819	34	5,072,757.93	2.33
820 – 829	1	40,000.00	0.02
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 619
Maximum: 828
Weighted Average: 727

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Current Loan Rates

Range of Current Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
3.000 - 3.999	18	2,815,230.32	1.29
4.000 - 4.999	52	9,887,200.13	4.54
5.000 - 5.999	492	88,711,546.94	40.74
6.000 - 6.999	373	54,434,771.90	25.00
7.000 - 7.999	289	43,985,137.26	20.20
8.000 - 8.999	115	15,643,864.67	7.18
9.000 - 9.999	15	1,667,860.11	0.77
10.000 - 10.999	6	619,010.85	0.28
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 3.000%
Maximum: 10.750%
Weighted Average: 6.483%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Original Balloon Term			
Original Balloon Term (Months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
24	152	20,465,039.82	9.40
60	1,208	197,299,582.36	90.60
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 24
Maximum: 60
Weighted Average: 57

Remaining Balloon Term			
Range of Remaining Balloon Term (Months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
1 – 12	9	1,856,635.79	0.85
13 – 24	177	24,090,542.11	11.06
25 – 36	24	4,185,842.38	1.92
49 – 60	1,150	187,631,601.90	86.16
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 2
Maximum: 60
Weighted Average: 53

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Remaining Amortization Term

Range of Remaining Amortization Term (Months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
301 – 312	9	1,856,635.79	0.85
313 – 324	25	3,625,502.29	1.66
325 – 336	24	4,185,842.38	1.92
349 – 360	1,302	208,096,641.72	95.56
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum: 302
Maximum: 360
Weighted Average: 357

Next Rate Adjustment Date

Note Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	152	20,465,039.82	9.40
June 1, 2005	435	75,162,407.72	34.52
July 1, 2005	351	57,120,700.63	26.23
August 1, 2005	305	49,227,408.47	22.61
September 1, 2005	56	7,967,070.14	3.66
October 1, 2005	27	3,202,684.41	1.47
November 1, 2005	28	4,083,467.30	1.88
December 1, 2005	3	355,900.00	0.16
April 1, 2006	2	117,621.11	0.05
May 1, 2006	1	62,322.58	0.03
Total:	**1,360**	**217,764,622.18**	**100.00**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

Maximum Mortgage Interest Rate (%)			
Range of Maximum Mortgage Interest Rate (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
Not Applicable	152	20,465,039.82	9.40
9.000 - 9.999	20	3,067,220.46	1.41
10.000 - 10.999	60	10,990,720.86	5.05
11.000 - 11.999	565	102,264,805.66	46.96
12.000 - 12.999	285	39,293,454.39	18.04
13.000 - 13.999	223	33,291,340.21	15.29
14.000 - 14.999	49	6,715,348.68	3.08
15.000 - 15.999	1	256,950.57	0.12
16.000 - 16.999	5	1,419,741.53	0.65
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum (Adjustable only): 9.000%
Maximum (Adjustable only): 16.250%
Non-zero Weighted Average (Adjustable only): 12.322%

Minimum Mortgage Interest Rate (%)			
Range of Minimum Mortgage Interest Rate (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
Not Applicable	152	20,465,039.82	9.40
2.000 – 2.999	1	57,929.10	0.03
3.000 - 3.999	2	157,322.58	0.07
4.000 - 4.999	774	129,904,540.47	59.65
5.000 - 5.999	429	66,131,380.35	30.37
6.000 - 6.999	2	1,048,409.86	0.48
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum (Adjustable only): 2.500%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.793%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION
OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral Statistics

Statistical Calculation as of May 1, 2005 (Statistical Calculation Date)

First Periodic Cap

First Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	152	20,465,039.82	9.40
1.000	181	26,044,270.46	11.96
2.000	9	2,595,344.80	1.19
5.000	1,016	168,443,887.12	77.35
6.000	2	216,079.98	0.10
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 6.000%
Non-zero Weighted Average (Adjustable only): 4.434%

Periodic Cap

Period Cap Rate (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Not Applicable	152	20,465,039.82	9.40
1.000	1,198	194,641,914.98	89.38
2.000	10	2,657,667.38	1.22
Total:	**1,360**	**217,764,622.18**	**100.00**

Minimum (Adjustable only): 1.000%
Maximum (Adjustable only): 2.000%
Non-zero Weighted Average (Adjustable only): 1.013%

Contact Information

Bear Stearns Contacts

Name:	Telephone:	E-Mail:
Matthew Perkins Senior Managing Director	(212) 272-7977	mperkins@bear.com
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Christina Su Vice President	(212) 272-2274	csu@bear.com

Bear Stearns Trading Contacts

Name:	Telephone:	E-Mail:
Jeffrey Verschleiser Senior Managing Director	(212) 272-5451	jverschleiser@bear.com
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts

Name:	Telephone:	E-Mail:
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
Frank Bruzese **S&P**	(212) 438-1809	Frank_Bruzese@standardandpoors.com

Allocated Realized Loss Amount: With respect to the Class I-B Certificates and Class I-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans in the related loan group (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 25.00% for the Class I-A Certificates; 18.80% for the Class I-M-1 Certificates; 12.90% for the Class I-M-2 Certificates; 10.20% for the Class I-M-3 Certificates; 7.80% for the Class I-B-1 Certificates; 5.50% for the Class I-B-2 Certificates, 3.60% for the Class I-B-3 Certificates and the Overcollateralized Amount (1.00% initially), for the Class I-B-4 Certificates.
- Overcollateralization Target Amount: 1.00% of the aggregate Stated Principal Balance of the related mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly and a LPMI Fee Rate of 0.013% per annum (initially), payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class I-A and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Jun-05	136	25-Oct-07	123	25-Feb-10	128
25-Jul-05	119	25-Nov-07	120	25-Mar-10	138
25-Aug-05	116	25-Dec-07	123	25-Apr-10	129
25-Sep-05	116	25-Jan-08	120	25-May-10	132
25-Oct-05	119	25-Feb-08	120	25-Jun-10	129
25-Nov-05	116	25-Mar-08	127	25-Jul-10	133
25-Dec-05	119	25-Apr-08	121	25-Aug-10	130
25-Jan-06	116	25-May-08	124	25-Sep-10	131
25-Feb-06	116	25-Jun-08	121	25-Oct-10	134
25-Mar-06	126	25-Jul-08	125	25-Nov-10	132
25-Apr-06	116	25-Aug-08	122	25-Dec-10	135
25-May-06	120	25-Sep-08	122	25-Jan-11	133
25-Jun-06	117	25-Oct-08	126	25-Feb-11	133
25-Jul-06	120	25-Nov-08	123	25-Mar-11	143
25-Aug-06	117	25-Dec-08	126	25-Apr-11	134
25-Sep-06	117	25-Jan-09	123	25-May-11	138
25-Oct-06	121	25-Feb-09	124	25-Jun-11	136
25-Nov-06	117	25-Mar-09	134		
25-Dec-06	121	25-Apr-09	124		
25-Jan-07	118	25-May-09	128		
25-Feb-07	118	25-Jun-09	125		
25-Mar-07	128	25-Jul-09	128		
25-Apr-07	118	25-Aug-09	125		
25-May-07	122	25-Sep-09	126		
25-Jun-07	119	25-Oct-09	129		
25-July-07	122	25-Nov-09	127		
25-Aug-07	119	25-Dec-09	130		
25-Sep-07	119	25-Jan-10	127		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class I-A, Class I-M and Class I-B Certificates less interest due to the Class I-A Certificates divided by b) the aggregate principal balance of the Class I-M and Class I-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Jun-05	9.11	25-Oct-07	9.30	25-Feb-10	9.74
25-Jul-05	9.11	25-Nov-07	9.32	25-Mar-10	9.76
25-Aug-05	9.11	25-Dec-07	9.33	25-Apr-10	9.78
25-Sep-05	9.12	25-Jan-08	9.34	25-May-10	9.81
25-Oct-05	9.12	25-Feb-08	9.35	25-Jun-10	9.83
25-Nov-05	9.12	25-Mar-08	9.36	25-Jul-10	9.85
25-Dec-05	9.13	25-Apr-08	9.37	25-Aug-10	9.88
25-Jan-06	9.13	25-May-08	9.39	25-Sep-10	9.91
25-Feb-06	9.14	25-Jun-08	9.40	25-Oct-10	9.93
25-Mar-06	9.14	25-Jul-08	9.41	25-Nov-10	9.96
25-Apr-06	9.15	25-Aug-08	9.43	25-Dec-10	9.99
25-May-06	9.15	25-Sep-08	9.44	25-Jan-11	10.01
25-Jun-06	9.16	25-Oct-08	9.45	25-Feb-11	10.04
25-Jul-06	9.17	25-Nov-08	9.47	25-Mar-11	10.07
25-Aug-06	9.18	25-Dec-08	9.48	25-Apr-11	10.10
25-Sep-06	9.18	25-Jan-09	9.50	25-May-11	10.13
25-Oct-06	9.19	25-Feb-09	9.52	25-Jun-11	10.17
25-Nov-06	9.20	25-Mar-09	9.53		
25-Dec-06	9.21	25-Apr-09	9.55		
25-Jan-07	9.22	25-May-09	9.57		
25-Feb-07	9.23	25-Jun-09	9.58		
25-Mar-07	9.24	25-Jul-09	9.60		
25-Apr-07	9.24	25-Aug-09	9.62		
25-May-07	9.25	25-Sep-09	9.64		
25-Jun-07	9.26	25-Oct-09	9.66		
25-July-07	9.27	25-Nov-09	9.68		
25-Aug-07	9.28	25-Dec-09	9.70		
25-Sep-07	9.29	25-Jan-10	9.72		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$201,646,245		
Number of Loans	938		
Average Current Loan Balance	$214,975	$29,698	$1,508,440
(1) Original Loan-to-Value Ratio	75.83%	26.93%	100.00%
(1) Mortgage Rate	6.5751%	5.0700%	10.2500%
(1) Net Mortgage Rate	6.3116%	4.8200%	9.6250%
(1) Original Term to Stated Maturity (months)	360	240	360
(1) Age (months)	2	0	6
(1) Remaining Term to Stated Maturity (months)	358	238	360
(1) (2) Credit Score	674	579	810

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	73.12%
	No	26.88%
Interest Only	Yes	72.63%
Property Type	Two- to four- family units	10.18%
	Condominium	3.80%
	Hi-Rise Condo	0.86%
	Planned Unit Developments (attached)	23.93%
	Single-family detached	61.18%
	Townhouse	0.05%
Geographic Distribution	California	21.52%
	Florida	9.53%
	New Jersey	7.83%
	Arizona	7.46%
	Virginia	6.67%
	Maryland	5.86%
Number of States (including DC)		43
Documentation Type	Full/Alternative	25.70%
	No Documentation	6.17%
	No Income/No Asset	6.57%
	No Ratio	20.67%
	Stated Income	37.30%
	Stated Stated	3.59%
Loans with Prepayment Penalties		19.07%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	13	1,778,941	0.88	136,842	71.75
560 – 579	17	3,693,328	1.83	217,255	68.89
580 – 599	50	10,126,341	5.02	202,527	71.55
600 – 619	69	15,274,363	7.57	221,368	70.33
620 – 639	172	35,722,022	17.72	207,686	77.35
640 – 659	113	25,846,507	12.82	228,730	75.98
660 – 679	99	23,619,867	11.71	238,585	75.02
680 – 699	108	20,571,616	10.20	190,478	75.48
700 – 719	102	20,063,050	9.95	196,697	78.58
720 – 739	73	17,840,952	8.85	244,397	76.47
740 – 759	64	13,649,076	6.77	213,267	77.90
760 – 779	33	8,045,219	3.99	243,795	76.73
780 – 799	18	3,628,501	1.80	201,583	80.58
800 – 819	7	1,786,463	0.89	255,209	80.92
TOTAL:	938	201,646,245	100.00	214,975	75.83

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	292	67,375,126	33.41	230,737	671	74.95
5.00% - 9.99%	4	773,369	0.38	193,342	753	79.50
10.00% - 14.99%	7	1,389,103	0.69	198,443	704	79.59
15.00% - 19.99%	16	2,486,755	1.23	155,422	684	77.24
20.00% - 24.99%	37	6,497,309	3.22	175,603	693	75.08
25.00% - 29.99%	51	9,906,990	4.91	194,255	667	76.50
30.00% - 34.99%	112	19,137,789	9.49	170,873	671	76.97
35.00% - 39.99%	134	28,741,568	14.25	214,489	671	76.97
40.00% - 44.99%	165	36,705,975	18.20	222,460	673	76.88
45.00% - 49.99%	91	22,074,914	10.95	242,581	675	73.76
50.00% - 54.99%	28	6,456,543	3.20	230,591	702	75.38
55.00% - 59.99%	1	100,805	0.05	100,805	649	89.38
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	151	11,776,825	5.84	77,992	676	80.76
$100,001 - $200,000	402	58,407,446	28.97	145,292	674	78.67
$200,001 - $300,000	213	52,071,754	25.82	244,468	670	76.97
$300,001 - $359,650	69	22,884,236	11.35	331,656	670	74.76
$359,651 - $400,000	23	8,799,139	4.36	382,571	657	75.08
$400,001 - $500,000	38	17,375,725	8.62	457,256	671	74.84
$500,001 - $600,000	14	7,637,973	3.79	545,570	698	73.67
$600,001 - $700,000	16	10,310,010	5.11	644,376	680	70.31
$700,001 - $800,000	2	1,475,000	0.73	737,500	676	66.12
$900,001 - $1,000,000	7	6,783,139	3.36	969,020	689	60.76
$1,100,000 +	3	4,124,998	2.05	1,374,999	690	65.06
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	151	11,776,825	5.84	77,992	676	80.76
$100,001 - $200,000	404	58,783,370	29.15	145,503	674	78.66
$200,001 - $300,000	212	51,939,831	25.76	244,999	670	76.98
$300,001 - $359,650	69	22,999,367	11.41	333,324	669	74.79
$300,001 - $400,000	22	8,440,008	4.19	383,637	658	74.87
$400,001 - $500,000	38	17,375,725	8.62	457,256	671	74.84
$500,001 - $600,000	14	7,637,973	3.79	545,570	698	73.67
$600,001 - $700,000	16	10,310,010	5.11	644,376	680	70.31
$700,001 - $800,000	2	1,475,000	0.73	737,500	676	66.12
$900,001 - $1,000,000	7	6,783,139	3.36	969,020	689	60.76
$1,100,000 +	3	4,124,998	2.05	1,374,999	690	65.06
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	1	306,600	0.15	306,600	744	72.14
5.0000% - 5.4999%	12	1,771,478	0.88	147,623	715	79.46
5.5000% - 5.9999%	246	60,906,735	30.20	247,588	697	73.80
6.0000% - 6.4999%	289	65,495,963	32.48	226,630	664	74.50
6.5000% - 6.9999%	227	44,066,183	21.85	194,124	665	77.42
7.0000% - 7.4999%	92	17,301,907	8.58	188,064	656	80.51
7.5000% - 7.9999%	44	6,237,037	3.09	141,751	658	82.10
8.0000% - 8.4999%	19	4,397,885	2.18	231,468	648	79.58
8.5000% - 8.9999%	6	907,390	0.45	151,232	635	73.71
9.0000% - 9.4999%	1	211,200	0.10	211,200	674	80.00
9.5000% - 9.9999%	1	43,866	0.02	43,866	650	80.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	1	306,600	0.15	306,600	744	72.14
5.5000% - 5.9999%	97	24,257,672	12.03	250,079	705	74.00
6.0000% - 6.4999%	303	71,523,650	35.47	236,052	685	74.04
6.5000% - 6.9999%	304	64,228,370	31.85	211,278	656	75.19
7.0000% - 7.4999%	112	21,146,348	10.49	188,807	666	80.26
7.5000% - 7.9999%	72	11,850,623	5.88	164,592	654	81.65
8.0000% - 8.4999%	24	4,644,289	2.30	193,512	659	82.35
8.5000% - 8.9999%	14	2,169,809	1.08	154,986	647	79.40
9.0000% - 9.4999%	6	1,000,818	0.50	166,803	669	82.59
9.5000% - 9.9999%	3	360,066	0.18	120,022	675	85.83
10.0000% - 10.4999%	2	158,000	0.08	79,000	691	100.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	3	410,681	0.20	136,894	658
30.01% - 35.00%	2	199,972	0.10	99,986	644
35.01% - 40.00%	5	828,911	0.41	165,782	636
40.01% - 45.00%	8	2,147,996	1.07	268,499	670
45.01% - 50.00%	3	1,758,615	0.87	586,205	713
50.01% - 55.00%	12	2,956,098	1.47	246,341	628
55.01% - 60.00%	29	9,571,044	4.75	330,036	655
60.01% - 65.00%	42	12,013,202	5.96	286,029	677
65.01% - 70.00%	58	20,556,753	10.19	354,427	651
70.01% - 75.00%	85	19,586,720	9.71	230,432	668
75.01% - 80.00%	572	114,451,316	56.76	200,090	678
80.01% - 85.00%	9	1,406,913	0.70	156,324	699
85.01% - 90.00%	39	5,735,501	2.84	147,064	678
90.01% - 95.00%	30	5,392,942	2.67	179,765	691
95.01% - 100.00%	41	4,629,582	2.30	112,917	705
TOTAL:	938	201,646,245	100.00	214,975	674

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	130	43,398,803	21.52	333,837	669	70.59
Florida	103	19,212,306	9.53	186,527	677	80.81
New Jersey	57	15,794,599	7.83	277,098	668	75.44
Arizona	77	15,045,371	7.46	195,394	694	78.78
Virginia	48	13,452,683	6.67	280,264	669	72.10
Maryland	43	11,821,246	5.86	274,913	686	74.97
Other(1)	480	82,921,238	41.12	172,753	672	77.68
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purposes	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Cash Out Refinance	275	66,772,455	33.11	242,809	655	69.81
Purchase	550	107,938,592	53.53	196,252	687	79.87
Rate/Term Refinance	113	26,935,198	13.36	238,365	666	74.56
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	282	51,819,430	25.70	183,757	691	78.96
No Documentation	54	12,444,515	6.17	230,454	686	71.50
No Income/No Asset	63	13,247,098	6.57	210,271	667	69.56
No Ratio	175	41,683,512	20.67	238,192	667	77.69
Stated Income	337	75,222,275	37.30	223,212	665	74.35
Stated Stated	27	7,229,414	3.59	267,756	670	77.01
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	209	33,498,992	16.61	160,282	696	79.01
Primary Residence	696	161,877,671	80.28	232,583	669	75.09
Second/Vacation	33	6,269,583	3.11	189,987	686	78.07
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	88	20,537,547	10.18	233,381	684	76.80
Condominium	48	7,671,329	3.80	159,819	710	77.72
Hi-Rise Condo	4	1,730,580	0.86	432,645	656	77.68
Planned Unit Developments (attached)	214	48,250,978	23.93	225,472	679	76.61
Single-family detached	583	123,364,747	61.18	211,603	668	75.22
Townhouse	1	91,064	0.05	91,064	621	80.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	726	163,198,481	80.93	224,791	673	74.83
8 Months	5	891,062	0.44	178,212	676	80.70
12 Months	21	3,882,570	1.93	184,884	659	81.88
24 Months	9	1,318,285	0.65	146,476	665	78.73
36 Months	166	30,441,552	15.10	183,383	682	79.68
60 Months	11	1,914,295	0.95	174,027	670	83.17
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Allocated Realized Loss Amount: With respect to the Class I-B Certificates and Class I-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount:	For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).
Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans in the related loan group (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Credit Enhancement:	• Subordination: Initially, 25.00% for the Class I-A Certificates; 18.80% for the Class I-M-1 Certificates; 12.90% for the Class I-M-2 Certificates; 10.20% for the Class I-M-3 Certificates; 7.80% for the Class I-B-1 Certificates; 5.50% for the Class I-B-2 Certificates, 3.60% for the Class I-B-3 Certificates and the Overcollateralized Amount (1.00% initially), for the Class I-B-4 Certificates. • Overcollateralization Target Amount: 1.00% of the aggregate Stated Principal Balance of the related mortgage loans as of the Cut-off Date.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.
Monthly Fees:	Servicing Fee Rate of 0.250% per annum, payable monthly and a LPMI Fee Rate of 0.013% per annum (initially), payable monthly.
P&I Advances:	Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.
Compensating Interest:	Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class I-A and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Jun-05	136	25-Oct-07	123	25-Feb-10	128
25-Jul-05	119	25-Nov-07	120	25-Mar-10	138
25-Aug-05	116	25-Dec-07	123	25-Apr-10	129
25-Sep-05	116	25-Jan-08	120	25-May-10	132
25-Oct-05	119	25-Feb-08	120	25-Jun-10	129
25-Nov-05	116	25-Mar-08	127	25-Jul-10	133
25-Dec-05	119	25-Apr-08	121	25-Aug-10	130
25-Jan-06	116	25-May-08	124	25-Sep-10	131
25-Feb-06	116	25-Jun-08	121	25-Oct-10	134
25-Mar-06	126	25-Jul-08	125	25-Nov-10	132
25-Apr-06	116	25-Aug-08	122	25-Dec-10	135
25-May-06	120	25-Sep-08	122	25-Jan-11	133
25-Jun-06	117	25-Oct-08	126	25-Feb-11	133
25-Jul-06	120	25-Nov-08	123	25-Mar-11	143
25-Aug-06	117	25-Dec-08	126	25-Apr-11	134
25-Sep-06	117	25-Jan-09	123	25-May-11	138
25-Oct-06	121	25-Feb-09	124	25-Jun-11	136
25-Nov-06	117	25-Mar-09	134		
25-Dec-06	121	25-Apr-09	124		
25-Jan-07	118	25-May-09	128		
25-Feb-07	118	25-Jun-09	125		
25-Mar-07	128	25-Jul-09	128		
25-Apr-07	118	25-Aug-09	125		
25-May-07	122	25-Sep-09	126		
25-Jun-07	119	25-Oct-09	129		
25-July-07	122	25-Nov-09	127		
25-Aug-07	119	25-Dec-09	130		
25-Sep-07	119	25-Jan-10	127		

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class I-A, Class I-M and Class I-B Certificates less interest due to the Class I-A Certificates divided by b) the aggregate principal balance of the Class I-M and Class I-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Jun-05	9.11	25-Oct-07	9.30	25-Feb-10	9.74
25-Jul-05	9.11	25-Nov-07	9.32	25-Mar-10	9.76
25-Aug-05	9.11	25-Dec-07	9.33	25-Apr-10	9.78
25-Sep-05	9.12	25-Jan-08	9.34	25-May-10	9.81
25-Oct-05	9.12	25-Feb-08	9.35	25-Jun-10	9.83
25-Nov-05	9.12	25-Mar-08	9.36	25-Jul-10	9.85
25-Dec-05	9.13	25-Apr-08	9.37	25-Aug-10	9.88
25-Jan-06	9.13	25-May-08	9.39	25-Sep-10	9.91
25-Feb-06	9.14	25-Jun-08	9.40	25-Oct-10	9.93
25-Mar-06	9.14	25-Jul-08	9.41	25-Nov-10	9.96
25-Apr-06	9.15	25-Aug-08	9.43	25-Dec-10	9.99
25-May-06	9.15	25-Sep-08	9.44	25-Jan-11	10.01
25-Jun-06	9.16	25-Oct-08	9.45	25-Feb-11	10.04
25-Jul-06	9.17	25-Nov-08	9.47	25-Mar-11	10.07
25-Aug-06	9.18	25-Dec-08	9.48	25-Apr-11	10.10
25-Sep-06	9.18	25-Jan-09	9.50	25-May-11	10.13
25-Oct-06	9.19	25-Feb-09	9.52	25-Jun-11	10.17
25-Nov-06	9.20	25-Mar-09	9.53		
25-Dec-06	9.21	25-Apr-09	9.55		
25-Jan-07	9.22	25-May-09	9.57		
25-Feb-07	9.23	25-Jun-09	9.58		
25-Mar-07	9.24	25-Jul-09	9.60		
25-Apr-07	9.24	25-Aug-09	9.62		
25-May-07	9.25	25-Sep-09	9.64		
25-Jun-07	9.26	25-Oct-09	9.66		
25-July-07	9.27	25-Nov-09	9.68		
25-Aug-07	9.28	25-Dec-09	9.70		
25-Sep-07	9.29	25-Jan-10	9.72		

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$201,646,245		
Number of Loans	938		
Average Current Loan Balance	$214,975	$29,698	$1,508,440
(1) Original Loan-to-Value Ratio	75.83%	26.93%	100.00%
(1) Mortgage Rate	6.5751%	5.0700%	10.2500%
(1) Net Mortgage Rate	6.3116%	4.8200%	9.6250%
(1) Original Term to Stated Maturity (months)	360	240	360
(1) Age (months)	2	0	6
(1) Remaining Term to Stated Maturity (months)	358	238	360
(1) (2) Credit Score	674	579	810

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Agency Conforming {By Original Principle Balance}	Yes	73.12%
	No	26.88%
Interest Only	Yes	72.63%
Property Type	Two- to four- family units	10.18%
	Condominium	3.80%
	Hi-Rise Condo	0.86%
	Planned Unit Developments (attached)	23.93%
	Single-family detached	61.18%
	Townhouse	0.05%
Geographic Distribution	California	21.52%
	Florida	9.53%
	New Jersey	7.83%
	Arizona	7.46%
	Virginia	6.67%
	Maryland	5.86%
Number of States (including DC)		43
Documentation Type	Full/Alternative	25.70%
	No Documentation	6.17%
	No Income/No Asset	6.57%
	No Ratio	20.67%
	Stated Income	37.30%
	Stated Stated	3.59%
Loans with Prepayment Penalties		19.07%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	13	1,778,941	0.88	136,842	71.75
560 – 579	17	3,693,328	1.83	217,255	68.89
580 – 599	50	10,126,341	5.02	202,527	71.55
600 – 619	69	15,274,363	7.57	221,368	70.33
620 – 639	172	35,722,022	17.72	207,686	77.35
640 – 659	113	25,846,507	12.82	228,730	75.98
660 – 679	99	23,619,867	11.71	238,585	75.02
680 – 699	108	20,571,616	10.20	190,478	75.48
700 – 719	102	20,063,050	9.95	196,697	78.58
720 – 739	73	17,840,952	8.85	244,397	76.47
740 – 759	64	13,649,076	6.77	213,267	77.90
760 – 779	33	8,045,219	3.99	243,795	76.73
780 – 799	18	3,628,501	1.80	201,583	80.58
800 – 819	7	1,786,463	0.89	255,209	80.92
TOTAL:	938	201,646,245	100.00	214,975	75.83

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	292	67,375,126	33.41	230,737	671	74.95
5.00% - 9.99%	4	773,369	0.38	193,342	753	79.50
10.00% - 14.99%	7	1,389,103	0.69	198,443	704	79.59
15.00% - 19.99%	16	2,486,755	1.23	155,422	684	77.24
20.00% - 24.99%	37	6,497,309	3.22	175,603	693	75.08
25.00% - 29.99%	51	9,906,990	4.91	194,255	667	76.50
30.00% - 34.99%	112	19,137,789	9.49	170,873	671	76.97
35.00% - 39.99%	134	28,741,568	14.25	214,489	671	76.97
40.00% - 44.99%	165	36,705,975	18.20	222,460	673	76.88
45.00% - 49.99%	91	22,074,914	10.95	242,581	675	73.76
50.00% - 54.99%	28	6,456,543	3.20	230,591	702	75.38
55.00% - 59.99%	1	100,805	0.05	100,805	649	89.38
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	151	11,776,825	5.84	77,992	676	80.76
$100,001 - $200,000	402	58,407,446	28.97	145,292	674	78.67
$200,001 - $300,000	213	52,071,754	25.82	244,468	670	76.97
$300,001 - $359,650	69	22,884,236	11.35	331,656	670	74.76
$359,651 - $400,000	23	8,799,139	4.36	382,571	657	75.08
$400,001 - $500,000	38	17,375,725	8.62	457,256	671	74.84
$500,001 - $600,000	14	7,637,973	3.79	545,570	698	73.67
$600,001 - $700,000	16	10,310,010	5.11	644,376	680	70.31
$700,001 - $800,000	2	1,475,000	0.73	737,500	676	66.12
$900,001 - $1,000,000	7	6,783,139	3.36	969,020	689	60.76
$1,100,000 +	3	4,124,998	2.05	1,374,999	690	65.06
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	151	11,776,825	5.84	77,992	676	80.76
$100,001 - $200,000	404	58,783,370	29.15	145,503	674	78.66
$200,001 - $300,000	212	51,939,831	25.76	244,999	670	76.98
$300,001 - $359,650	69	22,999,367	11.41	333,324	669	74.79
$300,001 - $400,000	22	8,440,008	4.19	383,637	658	74.87
$400,001 - $500,000	38	17,375,725	8.62	457,256	671	74.84
$500,001 - $600,000	14	7,637,973	3.79	545,570	698	73.67
$600,001 - $700,000	16	10,310,010	5.11	644,376	680	70.31
$700,001 - $800,000	2	1,475,000	0.73	737,500	676	66.12
$900,001 - $1,000,000	7	6,783,139	3.36	969,020	689	60.76
$1,100,000 +	3	4,124,998	2.05	1,374,999	690	65.06
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	1	306,600	0.15	306,600	744	72.14
5.0000% - 5.4999%	12	1,771,478	0.88	147,623	715	79.46
5.5000% - 5.9999%	246	60,906,735	30.20	247,588	697	73.80
6.0000% - 6.4999%	289	65,495,963	32.48	226,630	664	74.50
6.5000% - 6.9999%	227	44,066,183	21.85	194,124	665	77.42
7.0000% - 7.4999%	92	17,301,907	8.58	188,064	656	80.51
7.5000% - 7.9999%	44	6,237,037	3.09	141,751	658	82.10
8.0000% - 8.4999%	19	4,397,885	2.18	231,468	648	79.58
8.5000% - 8.9999%	6	907,390	0.45	151,232	635	73.71
9.0000% - 9.4999%	1	211,200	0.10	211,200	674	80.00
9.5000% - 9.9999%	1	43,866	0.02	43,866	650	80.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	1	306,600	0.15	306,600	744	72.14
5.5000% - 5.9999%	97	24,257,672	12.03	250,079	705	74.00
6.0000% - 6.4999%	303	71,523,650	35.47	236,052	685	74.04
6.5000% - 6.9999%	304	64,228,370	31.85	211,278	656	75.19
7.0000% - 7.4999%	112	21,146,348	10.49	188,807	666	80.26
7.5000% - 7.9999%	72	11,850,623	5.88	164,592	654	81.65
8.0000% - 8.4999%	24	4,644,289	2.30	193,512	659	82.35
8.5000% - 8.9999%	14	2,169,809	1.08	154,986	647	79.40
9.0000% - 9.4999%	6	1,000,818	0.50	166,803	669	82.59
9.5000% - 9.9999%	3	360,066	0.18	120,022	675	85.83
10.0000% - 10.4999%	2	158,000	0.08	79,000	691	100.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.01% - 30.00%	3	410,681	0.20	136,894	658
30.01% - 35.00%	2	199,972	0.10	99,986	644
35.01% - 40.00%	5	828,911	0.41	165,782	636
40.01% - 45.00%	8	2,147,996	1.07	268,499	670
45.01% - 50.00%	3	1,758,615	0.87	586,205	713
50.01% - 55.00%	12	2,956,098	1.47	246,341	628
55.01% - 60.00%	29	9,571,044	4.75	330,036	655
60.01% - 65.00%	42	12,013,202	5.96	286,029	677
65.01% - 70.00%	58	20,556,753	10.19	354,427	651
70.01% - 75.00%	85	19,586,720	9.71	230,432	668
75.01% - 80.00%	572	114,451,316	56.76	200,090	678
80.01% - 85.00%	9	1,406,913	0.70	156,324	699
85.01% - 90.00%	39	5,735,501	2.84	147,064	678
90.01% - 95.00%	30	5,392,942	2.67	179,765	691
95.01% - 100.00%	41	4,629,582	2.30	112,917	705
TOTAL:	938	201,646,245	100.00	214,975	674

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	130	43,398,803	21.52	333,837	669	70.59
Florida	103	19,212,306	9.53	186,527	677	80.81
New Jersey	57	15,794,599	7.83	277,098	668	75.44
Arizona	77	15,045,371	7.46	195,394	694	78.78
Virginia	48	13,452,683	6.67	280,264	669	72.10
Maryland	43	11,821,246	5.86	274,913	686	74.97
Other[1]	480	82,921,238	41.12	172,753	672	77.68
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purposes	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Cash Out Refinance	275	66,772,455	33.11	242,809	655	69.81
Purchase	550	107,938,592	53.53	196,252	687	79.87
Rate/Term Refinance	113	26,935,198	13.36	238,365	666	74.56
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	282	51,819,430	25.70	183,757	691	78.96
No Documentation	54	12,444,515	6.17	230,454	686	71.50
No Income/No Asset	63	13,247,098	6.57	210,271	667	69.56
No Ratio	175	41,683,512	20.67	238,192	667	77.69
Stated Income	337	75,222,275	37.30	223,212	665	74.35
Stated Stated	27	7,229,414	3.59	267,756	670	77.01
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	209	33,498,992	16.61	160,282	696	79.01
Primary Residence	696	161,877,671	80.28	232,583	669	75.09
Second/Vacation	33	6,269,583	3.11	189,987	686	78.07
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	88	20,537,547	10.18	233,381	684	76.80
Condominium	48	7,671,329	3.80	159,819	710	77.72
Hi-Rise Condo	4	1,730,580	0.86	432,645	656	77.68
Planned Unit Developments (attached)	214	48,250,978	23.93	225,472	679	76.61
Single-family detached	583	123,364,747	61.18	211,603	668	75.22
Townhouse	1	91,064	0.05	91,064	621	80.00
TOTAL:	938	201,646,245	100.00	214,975	674	75.83

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	726	163,198,481	80.93	224,791	673	74.83
8 Months	5	891,062	0.44	178,212	676	80.70
12 Months	21	3,882,570	1.93	184,884	659	81.88
24 Months	9	1,318,285	0.65	146,476	665	78.73
36 Months	166	30,441,552	15.10	183,383	682	79.68
60 Months	11	1,914,295	0.95	174,027	670	83.17
TOTAL:	938	201,646,245	100.00	214,975	674	75.83